Mail Stop 4561

January 14, 2009

U.S. Mail and facsimile to (212) 793-0408.

Gary Crittenden
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for 2008**
> **File No. 001-09924**

Dear Mr. Crittenden:

We have reviewed your response filed with the Commission on December 10, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2007 Form 10-K

Municipal Securities Tender Option Bond (TOB) Trusts, page 92

1. We note your response to comment 1 to our letter dated October 27, 2008. Please clarify your response for us by specifically quantifying the total amount of TOB trusts for which you obtained insurance subsequent to establishing the trusts. Additionally, please tell us whether you have other QSPE's (unrelated to Tender Option Bonds Trusts) where you have used similar logic described in your response to comment 1D and concluded that QSPE status was not impacted by the changes made. If so, please describe the circumstances surrounding the changes and amendments, and quantify the amount of QSPE's impacted.

Financial Statements

Note 4. Business Segments, page 128

2. Please refer to your response to prior comment 2 to our letter dated October 27, 2008 and provide us with the following information regarding your reporting units for each period beginning in Q4 2007 through 2008 where a goodwill impairment test was performed:

- The fair value of each of your reporting units; and

- The carrying value of each of your reporting units.

3. Please refer to your response to comment 2 to our letter dated October 27, 2008 and address the following regarding your valuation methodologies:

Market Approach

- Please provide us the selected market multiple and/or the implied DCF multiple for each reporting unit.

- Please provide us a description for how each market multiple was selected and if any adjustments were made to the comparable company multiples.

- Please tell us if the multiples provided are minority-based multiples or control-based multiples. If they are control-based, please provide us the selected control premium.

- The multiples provided appear to be "estimated multiples." Please provide us a description of the source of the earnings estimates (based on individual analyst or consensus estimates) along with an approximate date for when the estimates were developed.

- It appears that a certain entity is listed both as a Smith Barney comparable and as a Securities & Banking comparable; however, the estimated multiples provided are different. Please explain this apparent difference.

- Please describe any other adjustments performed in arriving at the ultimate fair value indication for each reporting unit, such as adjustments for cash, non-operating assets/liabilities, etc.

Income Approach

At the bottom of page 6 of your un-redacted response, you identified the approach that was primarily employed for the Securities & Banking reporting unit for the February 29, 2008 testing date. Please provide the following information for this analysis:

- Please tell us if the projections utilized in this analysis were developed solely for SFAS 142 testing or were they developed for another purpose. Also, please confirm that the projections utilized represent management's best estimate of future cash flows as of the testing date.

- Please provide us detailed support for the discount rate analysis including a description of the methodology and the significant inputs.

- Please provide us a comparison of the results of the approach you identified to the market comparable multiples.

- Please describe any other adjustments performed in arriving at the ultimate fair value indication, such as adjustments for cash, non-operating assets/liabilities, etc)

- Your response indicates that the specified approach was subsequently applied to other reporting units. Please tell us if this performed as of February 29, 2008 or for another testing date. If this was performed for the February 29, 2008 testing date, please provide us information similar to that requested for the Securities & Banking reporting unit above.

Value Indication & Reconciliation

- If multiple valuation techniques were utilized in the analysis of a reporting unit, please provide us the methodology for selecting the estimate of fair value (i.e., what weights were applied to each approach)

- Please tell us if there were any significant costs or assets/liabilities that have not been allocated to an individual reporting unit. If so, please provide us a discussion of what was not allocated and why.

- While we note that in the months before the testing date daily volatility of the company's stock price increased, the average monthly stock price for January 2008 was approximately $27 per share and in February 2008 it was approximately $26 per share. This decline in average stock price only represents a 4% decline month over month. Please tell us why the average stock price in the months preceding the testing date is not a reasonable indication of value for the reporting units.

- Please provide us the calculated premium over the market capitalization implied in your analysis.

- You note that analysts have indicated that the "break-up" value of the company exceeds the combined value. Please provide us the citation of the specific analyst reports that make this assertion.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief